Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

July 7, 2017

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File No. 333-217358)

Dear Sir or Madam:

This letter serves to provide our responses to the comments of the SEC Staff (the “Staff”) received via telephone on July 6, 2017 regarding the Fund’s registration statement on Form N-14 (the “Registration Statement”), filed with the SEC on April 18, 2017 as well as pre-effective amendment numbers 1 and 2 to such Registration Statement, filed with the SEC on May 24, 2017 and July 3, 2017, respectively, with respect to the proposed reorganization of the Rainier International Discovery Fund (the “Acquired Series”), a series of Rainier Investment Management Mutual Funds (the “Acquired Company”), into the Rainier International Discovery Series (the “Surviving Series,” and, together with the Acquired Series, the “Series”), a new series of the Fund (the “Reorganization”). The Surviving Series will be advised by Manning & Napier Advisors, LLC (“MNA”) and sub-advised by Rainier Investment Management, LLC (“Rainier”), the investment advisor of the Acquired Series. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

1) Comment: Please confirm that the executed Opinion of Morgan, Lewis & Bockius LLP (“Fund Counsel”) regarding the tax consequences of the Reorganization to be filed in connection with the Reorganization will comply with the requirements of Staff Legal Bulletin 19, specifically including Section IV Consents.

Response: Confirmed. Fund Counsel has agreed to revise the opinion to reflect these requirements.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Amy J. Williams

Amy J. Williams

Assistant Corporate Secretary

cc:	Kimberly Browning, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC